Exhibit 14.1
[FORM OF CODE OF ETHICS]
GLOBAL LOGISTICS ACQUISITION CORPORATION
(THE “CORPORATION”)
CODE OF ETHICS
I. Covered Persons/Purpose of the Code
     This code of ethics (this “Code”) for the Corporation applies to the Corporation’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (collectively, the “Covered Officers” each of whom is set forth in Exhibit A attached hereto), as well as directors, officers, and employees (collectively, with the Covered Officers, the “Covered Persons”) for the purpose of promoting:
•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that a registrant files with, or submits to, the Securities and Exchange Commission (“SEC”) and in other public communications made by the Corporation;

•	compliance with applicable laws and governmental rules and regulations;

•	the prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code;

•	avoidance of conflicts of interest, including disclosure to an appropriate person or persons identified in the Code of any material transaction or relationship that reasonably could be expected to give rise to such a conflict; and

•	accountability for adherence to the Code.
     Each Covered Person should adhere to a high standard of business ethics and should be sensitive to situations that may give rise to actual as well as apparent conflicts of interest.
II. Covered Persons Should Handle Ethically Actual and Apparent Conflicts of Interest
     Overview. A “conflict of interest” occurs when a Covered Person’s private interest interferes with the interests of, or his/her service to, the Corporation. For example, a conflict of interest would arise if a Covered Person, or a member of his/her family, receives improper personal benefits as a result of his/her position in the Corporation.
     Other conflicts of interest are also covered by the Code. Specifically, it is recognized by the Board of Directors (the “Board”) that the Covered Officers may also currently, or in the future, serve as officers or employees of one or more public companies covered by other Codes. The following list provides examples of conflicts of interest under the Code, but Covered Persons should keep in mind that these examples are not exhaustive. The overarching principle is that the personal interest of a Covered Person should not be placed improperly before the interest of the Corporation.

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Each Covered Person must:

•	not use his personal influence or personal relationships improperly to influence investment decisions or financial reporting by the Corporation whereby the Covered Person would benefit personally to the detriment of the Corporation;

•	not cause the Corporation to take action, or fail to take action, for the individual personal benefit of the Covered Person rather than for the benefit of the Corporation; and

•	not use material non-public knowledge of portfolio transactions made or contemplated for the Corporation to trade personally or cause others to trade personally in contemplation of the market effect of such transactions.
     There are some conflict of interest situations that should be discussed with the Corporation’s President (the “President”) if material. Examples of these include:1
•	service as a director on the board of directors of any public or private company;

•	the receipt of any non-nominal gifts, loans or preferential treatment from any person or company with which the Corporation has current or prospective business dealings. For purposes of this Code, “non-nominal” are those gifts in excess of the current National Association of Securities Dealers limit of $100;

•	the receipt of any entertainment from any company with which the Corporation has current or prospective business dealings, unless such entertainment is business-related, reasonable in cost, appropriate as to time and place, and not so frequent as to raise any question of impropriety;

•	any ownership interest in, or any consulting or employment relationship with, any of the Corporation’s service providers;

•	a direct or indirect financial interest in commissions, transaction charges or spreads paid by the Corporation for effecting any sale or repurchase of shares, other than an interest arising from the Covered Person’s employment, such as compensation or equity ownership; and

•	any business transactions between the Corporation and any family members of Corporation officers, directors or employees.
III. Disclosure & Compliance
•	Each Covered Person should be familiar with the disclosure requirements generally applicable to the Corporation;

[1]	Any activity or relationship that would present a conflict for a Covered Person would likely also present a conflict for the Covered Person if a member of the Covered Person’s family engages in such an activity or has such a relationship.

•	each Covered Person should not knowingly misrepresent, or cause others to misrepresent, facts about the Corporation to others, whether within or outside the Corporation, including to the Corporation’s directors and auditors, and to governmental regulators and self-regulatory organizations;

•	each Covered Person should, to the extent appropriate within his area of responsibility, consult with other officers and employees of the Corporation with the goal of promoting full, fair, accurate, timely and understandable disclosure in the reports and documents the Corporation files with, or submits to, the SEC and in other public communications made by the Corporation; and

•	it is the responsibility of each Covered Person to promote compliance with the standards and restrictions imposed by applicable laws, rules and regulations.
IV. Reporting and Accountability
Each Covered Person must:

•	upon adoption of the Code (or thereafter as applicable, upon becoming a Covered Person), affirm in writing to the Board that he has received, read, and understands the Code;

•	annually thereafter affirm to the Board that he has complied with the requirements of the Code;

•	not retaliate against any employee or Covered Person or their affiliated persons for reports of potential violations that are made in good faith;

•	notify the President of the Corporation promptly if he knows of any violation of this Code. Failure to do so is itself a violation of this Code; and

•	report at least annually any change in his affiliations from the prior year.
     The President is responsible for applying this Code to specific situations in which questions are presented under it and has the authority to interpret this Code in any particular situation. However, notwithstanding the foregoing, the Audit Committee (the “Committee”) is responsible for granting waivers2 and determining sanctions, as appropriate, and any approvals, interpretations or waivers sought by the Corporation’s principal executive officers or directors will be considered by the Committee.
The Corporation will follow these procedures in investigating and enforcing this Code:

•	the President will take any action he considers appropriate to investigate any actual or potential violations reported to him;

[2]	Instruction 2 to Item 10 of Form 8-K defines “waiver” as “the approval by the registrant of a material departure from a provision of the code of ethics” and “implicit waiver,” which must also be disclosed, as “the registrant’s failure to take action within a reasonable period of time regarding a material departure from a provision of the code of ethics that has been made known to an executive officer” of the registrant.

•	if, after such investigation, the President believes that no violation has occurred, the President shall meet with the person reporting the violation for the purposes of informing such person of the reason for not taking action;

•	any matter that the President believes is a violation will be reported to the Committee;

•	if the Committee concurs that a violation has occurred, it will inform and make a recommendation to the Board, which will consider appropriate action, which may include review of, and appropriate modifications to, applicable policies and procedures; notification to appropriate personnel of the Corporation; or dismissal of the Covered Person as an officer of the Corporation;

•	the Committee will be responsible for granting waivers, as appropriate; and

•	any changes to or waivers of this Code will, to the extent required, be disclosed as provided by SEC rules.
     The Committee, in determining whether waivers should be granted and whether violations have occurred, and the President, in rendering decisions and interpretations and in conducting investigations of potential violations under the Code, may, at their discretion, consult with such other persons as they may determine to be appropriate, including, but not limited to, a senior legal officer of the Corporation, counsel to the Corporation, independent auditors or other consultants, subject to any requirement to seek pre-approval from the Corporation’s Committee for the retention of independent auditors to perform permissible non-audit services.
V. Waivers
     An executive officer or director may request a waiver of any of the provisions of this Code by submitting a written request for such waiver to the Committee setting forth the basis for such request and explaining how the waiver would be consistent with the standards of conduct described herein. The Committee shall review such request and make a determination thereon in writing, which shall be binding.
     In determining whether to waive any provisions of this Code, the Committee shall consider whether the proposed waiver is consistent with honest and ethical conduct.
     The President shall submit an annual report to the Board regarding waivers granted.
VI. Other Policies and Procedures
     This Code shall be the sole code of ethics adopted by the Corporation for purposes of Section 406 of the Sarbanes-Oxley Act and the rules and forms applicable to it thereunder. Insofar as other policies or procedures of the Corporation govern or purport to govern the behavior or activities of the Covered Persons who are subject to this Code, they are superseded by this Code to the extent that they overlap or conflict with the provisions of this Code.

VII. Amendments
     Any amendments to this Code, other than amendments to Exhibit A, must be approved or ratified by a majority vote of the Corporation’s Board, including a majority of independent directors.
VIII. Confidentiality
     All reports and records prepared or maintained pursuant to this Code will be considered confidential and shall be maintained and protected accordingly. Except as otherwise required by law or this Code, such matters shall not be disclosed to anyone other than the Board and its counsel, or independent auditors or other consultants referred to in Section IV above.
IX. Internal Use
     The Code is intended solely for the internal use by the Corporation and does not constitute an admission, by or on behalf of any person, as to any fact, circumstance, or legal conclusion.
Date: December ___, 2005

Exhibit A
(as of December __, 2005)
Principal Executive Officer: Gregory Burns (President and Chief Executive Officer)
Principal Accounting Officer or person performing similar functions: Mitchel Friedman (Chief Financial Officer, Treasurer and Corporate Secretary)